August 31, 2009	WilmerHale Venture Group

By EDGAR Submission	Susan L. Mazur

U.S. Securities and Exchange Commission	+ 1 781 966 2005(t)
Division of Corporate Finance	+ 1 781 966 2100(f)
100 F Street, NE	susan.mazur@wilmerhale.com

Washington, DC  20549

Attn:	Peggy Fisher

Re:	A123 Systems, Inc.
Registration Statement on Form S-1
File No. 333-152871

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (the “Company”), as discussed today with Joseph McCann of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, the Company supplementally advises the Staff of the following:

1.             Estimated Range.  Based on discussions between the Company and the underwriters, the Company expects the price range included on the cover of the Company’s preliminary prospectus will be within a range of $8.00 and $11.00 per share.  The Company does not currently expect to effect any stock split prior to the offering.  The Company will reflect the estimated price range in an amendment to its Registration Statement on Form S-1 (the “Registration Statement”) to be filed before printing preliminary prospectuses and beginning the road show.

2.             Recent Option Grants.  As previously disclosed in the Registration Statement, the Company’s Board of Directors granted options to purchase shares of its common stock on June 25, 2009 (the “June Grants”).  The Company will include the additional disclosure, attached hereto as Appendix A, regarding the grant of options to purchase shares of its common stock on August 31, 2009 (the “August Grants”) in its next amendment to its Registration Statement on Form S-1.  The Company’s Board of Directors granted the June Grants with an exercise price of $9.71 per share, which the Board of Directors determined to equal the fair value of the underlying common stock on the date of grant.  The Company’s Board of Directors granted the August Grants with an exercise price of $10.00 per share.  These exercise prices are within the currently expected valuation range of $8.00 to $11.00 per share.  To facilitate the Staff’s review and per the Staff’s request in comment 41 of the letter from the Staff dated September 4, 2008, the Company has attached as Appendix B hereto a complete list of all transactions involving the issuance of equity securities (including options to purchase equity securities) from August 31, 2008 through the date of this letter.  For the convenience of the Staff, the list attached as Appendix B hereto incorporates some of the information supplementally provided to the Staff by the Company on October 9, 2008.

3.             Fair Market Value of August Grants.  As discussed above and based on the communications between the Company and its investment bankers, the anticipated price range on the cover of the preliminary prospectus is anticipated to be between $8.00 and $11.00 per share.  The

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Company supplementally informs the Staff that the fair value of the Company’s Common Stock for options granted on August 31, 2009 is $10.00 per share (approximately 90% of the high-point of the anticipated price range). As a result of the determinations of fair value that have been made to date and the anticipated price range determined today with the Company’s investment bankers, the Company respectfully submits that no additional reassessment of fair value is required.

The Company and the underwriters are currently preparing to begin the road show for the offering on or about Wednesday, September 9, 2009.  To the extent it’s feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

cc:           Eric Pyenson, Esq. Vice President & General Counsel, A123 Systems, Inc.

Appendix A

Stock Options Granted on August 31, 2009

In August 2009, representatives of one of our managing underwriters provided us with an estimated valuation range for our initial public offering assuming an offering in the third quarter of 2009.  After considering the estimated valuation range and these other factors, our board of directors concluded that the option exercise price for the August 31, 2009 options grants should be $10.00 per share, a price that is within the estimated valuation range provided to us.